                              Sch 13G, Johnson, 99

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         TAITRON COMPONENTS INCORPORATED
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   874028 10 3
                              --------------------
                                 (CUSIP Number)
                                  -------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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                              Sch 13G, Johnson, 99


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tzu Sheng Ku

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [ ]
                                                      (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Paraguay

               5    SOLE VOTING POWER
                     1,224,240 **

NUMBER OF      6    SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY EACH  7    SOLE DISPOSITIVE POWER
REPORTING           1,224,240 **
PERSON WITH
               8    SHARED DISPOSITIVE POWER

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,224,240 **

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     20.94%

12   TYPE OF REPORTING PERSON

     IN


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                              Sch 13G, Johnson, 99

** Of the 1,224,240 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned of record by Mr. Ku's wife and 178,180 shares are owned of record by Mr. Ku's four minor children and includes 10,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

ITEM 1(A).     NAME OF ISSUER:

               Taitron Components Incorporated

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               25202 Anza Drive
               Santa Clarita, California 91355

ITEM 2(A).     NAME OF PERSON FILING:

               Tzu Sheng Ku

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Principal Business Office:
               Calle Rubio NU No. 176
               Cuidad Del Este, Paraguay

ITEM 2(C).     CITIZENSHIP:

               Paraguay

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

              Class A Common Stock, par value $0.001 per share

ITEM 2(E).    CUSIP NUMBER:

              874028 10 3

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
              13D-2(B),

              CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable


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                              Sch 13G, Johnson, 99

ITEM 4.        OWNERSHIP.

ITEM 4(A)      AMOUNT BENEFICIALLY OWNED:

               1,224,240 **

ITEM 4(B)      PERCENT OF CLASS:

               20.94%

ITEM 4(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               1,224,240 **

ITEM 4(I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               1,224,240 **

ITEM 4(II)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

ITEM 4(III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               1,224,240 **

ITEM 4(IV)     SHARE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

** Of the 1,224,240 shares of Class A Common Stock reported herein as being beneficially owned by Tzu Sheng Ku, 81,962 shares are owned of record by Mr. Ku's wife and 178,180 shares are owned of record by Mr. Ku's four minor children and includes 10,833 shares of Class A Common Stock underlying options that are, or will within 60 days of the date hereof be, exercisable.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                            Not Applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


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                              Sch 13G, Johnson, 99


                            Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                            Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                            Not Applicable

ITEM 10.       CERTIFICATION.

                            Not Applicable


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Janaury 31, 2000
                    ------------------------------------------------------
                                          (Date)

                                     /s/Tzu Sheng Ku
                    ------------------------------------------------------
                                        (Signature)


                                      Tzu Sheng Ku / Chairman
                    ------------------------------------------------------
                                        (Name/Title)


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